SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------------------------------------------
                             Washington, D.C. 20549





                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  Merisel, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    589849108
                               ------------------
                                 (CUSIP Number)


           Judith A. Witterschein, Vice President & Corporate Counsel
         Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153
                                 (212) 339-8536
         ---------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                January 26, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Phoenix Acquisition Company II, L.L.C.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------

|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                              ----------------------------------

     Number of             (7)      Sole Voting Power  50,000,000 Shares
      Shares                                           ----------------------
   Beneficially            (8)      Shared Voting Power
     Owned by                                          ----------------------
       Each                (9)      Sole Dispositive Power  50,000,000 Shares
     Reporting                                             ------------------
      Person               (10)     Shared Dispositive Power
       With                                                 -----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               50,000,000 Shares
                                                               -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                     ---------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Capital Appreciation 1994 Fund, L.P.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------

|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions) OO
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         -----------------------------------------------------------------------


(6)      Citizenship or Place of Organization  Delaware
                                              ----------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                         ---------------------
   Beneficially            (8)      Shared Voting Power  50,000,000 Shares
     Owned by                                            -----------------
       Each                (9)      Sole Dispositive Power
     Reporting                                            ----------------
      Person               (10)     Shared Dispositive Power  50,000,000 Shares
       With                                                   -----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               50,000,000 Shares
                                                               -----------------
               -----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                     ---------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, L.P.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------

|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                              ----------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                         ---------------------
   Beneficially            (8)      Shared Voting Power  50,000,000 Shares
     Owned by                                            -----------------
       Each                (9)      Sole Dispositive Power
     Reporting                                            ----------------
      Person               (10)     Shared Dispositive Power  50,000,000 Shares
       With                                                   -----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               50,000,000 Shares
                                                               -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                     ---------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc. II
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------

|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                              ----------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                         ---------------------
   Beneficially            (8)      Shared Voting Power  50,000,000 Shares
     Owned by                                            -----------------
       Each                (9)      Sole Dispositive Power
     Reporting                                            ----------------------
      Person               (10)     Shared Dispositive Power  50,000,000 Shares
       With                                                   -----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               50,000,000 Shares
                                                               -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

                                       13D
                                       ---

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------

|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                              ----------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                         ---------------------
   Beneficially            (8)      Shared Voting Power  50,000,000 Shares
     Owned by                                            -----------------
       Each                (9)      Sole Dispositive Power
     Reporting                                            ----------------
      Person               (10)     Shared Dispositive Power  50,000,000 Shares
       With                                                   -----------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               50,000,000 Shares
                                                               -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                             -------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

                  This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 10, 1997 and by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 1997, by Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), Stonington Partners, L.P. ("Stonington L.P."), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington"). This Amendment No. 3 is filed with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Merisel, Inc., a Delaware corporation (the "Company").

                  On September 19, 1997, Phoenix entered into a Stock and Note Purchase Agreement (the "Agreement") with the Company and Merisel Americas, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merisel Americas"), pursuant to which Phoenix purchased from the Company 4,901,316 Shares (the "Purchased Shares") for $14.9 million. Also pursuant to the Agreement Phoenix acquired a Convertible Promissory Note (the "Note") from the Company and Merisel Americas for $137.1 million.

                  The Fund made a Hart-Scott-Rodino Pre-merger Notification filing with the U.S. Department of Justice with respect to the acquisition by Phoenix of the Conversion Shares. On September 29, 1997, the waiting period for Hart-Scott-Rodino Pre-merger Notification expired. On October 6, 1997 Phoenix converted $3,296,285.70 of the Note into 1,084,305 Shares. Following such conversion Phoenix owned 16.9% of the then outstanding Shares.

                  On December 19, 1997 the Company held a special meeting of its shareholders at which the stockholders, among other things, approved the issuance of Shares to Phoenix upon conversion of the Note. Following the special stockholders meeting on December 19, 1997, the balance of the Note was converted into 44,014,379 Shares, increasing Phoenix's ownership to 62.44% of the then outstanding Shares after giving effect to the issuance.

                  On January 26, 1998, the Company and Merisel Americas entered into a Revolving Credit Agreement and Convertible Promissory Note due July 2, 1998 (the "Convertible Note"), with Bankers Trust Company ("BT") which permits borrowings thereunder by Merisel Americas of up to $46.5 million outstanding at any time. In order to induce BT to enter into the Convertible Note, the Fund, its wholly owned subsidiary, Stonington Financing Inc., a Delaware corporation ("Financing"), and Stonington L.P. entered into a series of agreements that could result in Financing purchasing the Convertible Note. In the event Financing purchases the Convertible Note from BT, the Convertible Note is convertible into Shares at the option of Financing, at a conversion rate equal to the average closing price of the Shares on NASDAQ for the fifteen trading days immediately preceding the date of conversion.

                  Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On September 19, 1997, Phoenix entered into the Agreement pursuant to which Phoenix purchased from the Company the Purchased Shares for $14.9 million. Also pursuant to the Agreement Phoenix acquired the Note for $137.1 million. The Company and Merisel Americas also entered into a registration rights agreement with Phoenix (the "Registration Rights Agreement"), which provides for (i) registration of the Note under certain circumstances including in the event the Note has not been converted or repaid by January 31, 1998, and (ii) registration of the Purchased Shares and the Conversion Shares.

                  On January 26, 1998, the Company and Merisel Americas entered into the Convertible Note with BT. In order to induce BT to enter into the Convertible Note, the Fund caused Financing to enter into a note put agreement with BT (the "Note Put Agreement") pursuant to which BT may require Financing to purchase the Convertible Note in the event of a default by Merisel Americas. In the event Financing purchases the Convertible Note from BT pursuant to the Note Put Agreement, the Convertible Note is convertible into Shares (the "Convertible Shares") at the option of Financing at a conversion rate equal to the average closing price of the Shares on NASDAQ for the fifteen trading days immediately preceding the date of conversion. The Convertible Note also provides that the Registration Rights Agreement will be amended to include any Convertible Shares issued upon conversion of all or any portion of the Convertible Note.

                  To enable Financing to purchase the Convertible Note, the Fund entered into an equity subscription agreement (the "Equity Subscription Agreement") with Financing pursuant to which the Fund will purchase equity of Financing in an aggregate amount of up to $48 million in the event BT exercises its rights under the Note Put Agreement. Financing also executed an assignment of equity proceeds to BT pursuant to which Financing assigned to BT its rights to receive payments under the Equity Subscription Agreement in order to effect the performance of Financing's obligations under the Note Put Agreement.

                  In connection with this transaction, Stonington L.P. executed an undertaking for the benefit of BT (the "General Partner Undertaking") ensuring that there would be sufficient undrawn capital commitments at the Fund through November 13, 1998 to allow the Fund to purchase sufficient equity in Financing to enable Financing to meet its obligations under the Note Put Agreement.

                  Financing and Merisel Americas also entered into a letter agreement (the "Letter Agreement"), wherein Merisel Americas covenants that, in the event BT gives notice to Financing pursuant to the Note Put Agreement requiring Financing to purchase the Convertible Note, to use its best efforts to refinance the Convertible Note prior to its final maturity date.

                  To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any Shares or any other securities of the Company, including but not limited to transfer or voting of any of the Shares or any other securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         A. Revolving Credit Agreement and Convertible Promissory Note Due July 2, 1998 among Merisel Americas, Inc., Merisel, Inc. and Bankers Trust Company. (Incorporated by reference to Exhibit
                  99.1 of the Form 8-K filed by Merisel, Inc. dated January 29, 1998.)

         B. Note Put Agreement dated as of January 26, 1998 between Stonington Financing Inc. and Bankers Trust Company. (Incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Merisel, Inc. dated January 29, 1998.)

         C. Equity Subscription Agreement dated as of January 26, 1998 between Stonington Capital Appreciation 1994 Fund, L.P. and Stonington Financing Inc.

         D. Assignment of Equity Proceeds dated as of January 26, 1998 between Stonington Financing Inc. and Bankers Trust Company.

         E. General Partner Undertaking dated as of January 26, 1998 from Stonington Partners, L.P. to Bankers Trust Company.

         F. Letter Agreement dated as of January 26, 1998 between Merisel Americas, Inc. and Stonington Financing Inc. (Incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Merisel, Inc. dated January 29, 1998.)

         G.       Joint Filing Agreement.

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   January 30, 1998

                          PHOENIX ACQUISITION COMPANY II, L.L.C.
                          By:  Stonington Capital Appreciation 1994
                                    Fund, L.P., its sole member
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:  /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name: Judith A. Witterschein
                          Title:   Vice President and Secretary

                          STONINGTON CAPITAL APPRECIATION 1994
                                   FUND, L.P.
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/   Judith A. Witterschein
                              -------------------------------------------------
                          Name:  Judith A. Witterschein
                          Title:   Vice President and Secretary

                          STONINGTON PARTNERS, L.P.
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/   Judith A. Witterschein
                              -------------------------------------------------
                          Name:  Judith A. Witterschein
                          Title:   Vice President and Secretary

                          STONINGTON PARTNERS, INC. II


                          By:   /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name:   Judith A. Witterschein

                          Title:    Vice President and Secretary


                          STONINGTON PARTNERS, INC.


                          By:   /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name:   Judith A. Witterschein
                          Title:    Vice President and Secretary

                                                                       EXHIBIT G


                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share of Merisel, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 30th day of Janaury, 1998.

                          PHOENIX ACQUISITION COMPANY II, L.L.C.
                          By:  Stonington Capital Appreciation 1994
                                   Fund, L.P., its sole member
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                              -------------------------------------------------
                          Name:   Judith A. Witterschein
                          Title:    Vice President and Secretary

                          STONINGTON CAPITAL APPRECIATION 1994
                                   FUND, L.P.
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name:    Judith A. Witterschein
                          Title:     Vice President and Secretary

                          STONINGTON PARTNERS, L.P.
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name:    Judith A. Witterschein
                          Title:     Vice President and Secretary

                          STONINGTON PARTNERS, INC. II


                          By:   /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name:    Judith A. Witterschein
                          Title:     Vice President and Secretary

                          STONINGTON PARTNERS, INC.


                          By:   /s/  Judith A. Witterschein
                              -------------------------------------------------
                          Name:    Judith A. Witterschein
                          Title:     Vice President and Secretary

                          EQUITY SUBSCRIPTION AGREEMENT

                  This Equity Subscription Agreement (this "Agreement") is dated as of January 26, 1998 and is by and between (i) STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P. (the "Fund"), a limited partnership formed and existing under the laws of the State of Delaware and that certain Amended and Restated Agreement of Limited Partnership dated as of December 15, 1994 Restated to Include Amendments Made on or Prior to March 15, 1995 (the "Fund Partnership Agreement") among Stonington Partners, L.P., a Delaware limited partnership ("General Partner"), as general partner, Stonington Partners, Inc., a Delaware corporation, as Initial Management Company, and the limited partners executing such agreement (the "Limited Partners"), on the one hand, and (ii) STONINGTON FINANCING INC., a Delaware corporation ("Equity Sub"), on the other hand.

                             PRELIMINARY STATEMENTS

                  A. Pursuant to Section 3.1(a) of the Fund Partnership Agreement, the Limited Partners are committed to contribute capital to the Fund (such commitments being the "Capital Commitments"). The Capital Commitments are effective during the "Commitment Period" (such term being used herein as defined in the Fund Partnership Agreement), and the Commitment Period extends beyond November 13, 1998 unless earlier terminated pursuant to the Fund Partnership Agreement. General Partner, the general partner of the Fund, is entitled pursuant to Section 3.1(b) of the Fund Partnership Agreement to call upon the Capital Commitments for the purpose of funding the Fund's investments (and commitments to make investments) in "Portfolio Companies" (such term being used herein as defined in the Partnership Agreement) and "Additional Investments" (such term being used herein as defined in the Partnership Agreement) in Portfolio Companies, including convertible debt securities of Portfolio Companies. As of the date hereof, the aggregate amount of the remaining unfunded Capital Commitments exceeds the aggregate amount of the Fund's commitments to make investments by not less than $48,000,000.

                  B. An investment of the Fund authorized and made in accordance with the terms of the Fund Partnership Agreement is its investment in the outstanding capital stock of Merisel, Inc., a Delaware corporation ("Holdings"), which constitutes a Portfolio Company.

                  C. Merisel Americas, a wholly-owned subsidiary of Holdings, is seeking a $46,500,000 revolving credit facility upon the terms and conditions set forth in the Revolving Credit Agreement and Convertible Promissory Note Due July 2, 1998 (as amended, supplemented or otherwise modified from time to time, the "Note"), made by Merisel Americas to the order of Bankers Trust Company ("Lender").

                  D. In order to induce Lender to make the loans to be evidenced by the Note, Equity Sub has agreed to enter into that certain Note Put Agreement dated as of January 26, 1998 (as amended, supplemented or otherwise modified from time to time, the

"Note Put Agreement") with Lender pursuant to which Equity Sub agrees, under certain circumstances, to purchase all rights of Lender outstanding under the Note and to assume the obligations of Lender thereunder.

                  E. In order to induce Equity Sub to enter into the Note Put Agreement, Holdings has agreed, as provided in the Note, that in the event Equity Sub purchases the Note pursuant to the terms of the Note Put Agreement the indebtedness of Merisel Americas evidenced by the Note will be exchangeable at the option of Equity Sub into common stock of Holdings on the terms and conditions set forth in the Note.

                  F. Equity Sub is a wholly-owned subsidiary of the Fund that was formed for the purpose of entering into the transactions contemplated by the Note Put Agreement.

                  G. The purchase of the Note by Equity Sub pursuant to the Note Put Agreement will constitute an Additional Investment in Holdings and, accordingly, General Partner is entitled pursuant to the Fund Partnership Agreement to call upon the Capital Commitments for the purpose of funding Equity Sub's purchase of the Note pursuant to the Note Purchase Agreement.

                  H. The Fund is willing to enter into this Agreement with Equity Sub, and the execution and delivery of this Agreement is a condition to the effectiveness of the Note.

                         REPRESENTATIONS AND WARRANTIES

                  Each of the Fund and Equity Sub hereby represents and warrants to and for the benefit of Lender as follows:

                  (a) each Credit Party (such term being used herein as defined in the Note) has all requisite corporate or partnership power and authority to execute and deliver each Credit Document (such term being used herein as defined in the Note) to which it is a party;

                  (b) each Credit Document constitutes the duly authorized, legally valid and binding obligation of each Credit Party that is a party thereto, enforceable against such Credit Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability;

                  (c) all consents and grants of approval required to have been granted by any Person in connection with the execution, delivery and performance of the Credit Documents have been granted;

                  (d) the execution, delivery and performance by Credit Parties of the Credit Documents do not and will not (i) violate any law, governmental rule or regulation, court order or agreement (including without limitation the Holdings Indenture) to which any Credit Party is subject or by which its properties are bound or the charter documents or bylaws of any Credit Party or (ii) result in the creation of any lien or other encumbrance with respect to the property of any Credit Party; and

                  (e) each of the preliminary statements or recitals contained in each of the Credit Documents is true and correct in all material respects.

                                    AGREEMENT

                  1. The Fund hereby irrevocably and unconditionally agrees and undertakes that, on or before November 13, 1998, the Fund will contribute equity capital in cash to Equity Sub in such amounts, up to the aggregate amount of $48,000,000, and at such times as are necessary to permit Equity Sub timely to perform all of its financial obligations under the Note Put Agreement.

                  2. In furtherance of the foregoing, and not in limitation thereof, the Fund agrees that, if General Partner delivers to Limited Partners a Capital Demand Notice (such term being used herein as defined in the Fund Partnership Agreement) to the effect that (a) all amounts outstanding under the Note shall not have been repaid in full on or before June 1, 1998 or (ii) Lender has delivered to General Partner written notice to the effect that an Event of Default under, and as defined in, the Note has occurred and is continuing and that Lender has elected to exercise its right to require Equity Sub to purchase the Note pursuant to the Note Put Agreement, the Fund shall contribute equity capital in cash to Equity Sub in the amount equal to the Put Purchase Price (such term being used herein as defined in the Note Put Agreement).

                  3. The Fund acknowledges and agrees that Equity Sub is, concurrently herewith, assigning its rights under this Agreement to Lender pursuant to an Assignment of Equity Proceeds in the form of Annex A attached hereto, and that Lender may require that all cash equity contributions required hereunder be paid directly to Lender to be applied to the payment of the Put Purchase Price.

                  4. Each party to this Agreement represents and warrants to the other party hereto that it has full power and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the provisions hereof, that this Agreement has been duly authorized, executed and delivered by such party and that this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general principles of equity.

                  5. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by the party against whom enforcement of such change, waiver, discharge or termination is sought.

                  6. The Preliminary Statements set forth at the beginning of this Agreement are incorporated into, and constitute a part of, this Agreement.

                  7. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

                  8. This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

                  9. This Agreement shall terminate without any action by any party upon such date as all amounts outstanding under the Note have been indefeasibly paid in full, as provided in Section 6 of the Note Put Agreement, and the Commitment (as defined in the Note) has terminated.

                  10. This Agreement shall become effective on the date of the execution and delivery of counterparts hereof by each of the parties hereto.

                  [Remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the undersigned parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of January 26, 1998.

                                         STONINGTON FINANCING INC.,
                                         a Delaware corporation


                                         By:
                                             ----------------------------------
                                                  Name:
                                                  Title:


                                         STONINGTON CAPITAL  APPRECIATION
                                         1994 FUND, L.P.

                                         By:      STONINGTON PARTNERS, L.P.,
                                                  General Partner

                                         By:      STONINGTON PARTNERS, INC. II


                                         By:
                                             ----------------------------------
                                                  Name:
                                                  Title:

                                     ANNEX A

                                    [FORM OF]

                          ASSIGNMENT OF EQUITY PROCEEDS


                  This ASSIGNMENT OF EQUITY PROCEEDS (this "Agreement") is dated as of January 26, 1998 and entered into by and among STONINGTON FINANCING INC., a Delaware corporation ("Assignor"), and BANKERS TRUST COMPANY, a New York banking corporation ("Assignee").

                                    RECITALS

                  WHEREAS, Merisel Americas, Inc., a Delaware corporation ("Merisel Americas"), and Lender are concurrently herewith entering into that certain Revolving Credit Agreement and Convertible Promissory Note Due July 2, 1998 (as hereafter amended, supplemented or otherwise modified from time to time, the "Note"; terms defined therein and not otherwise defined herein being used herein as therein defined) pursuant to which Lender has agreed to extend credit to Merisel Americas on the terms and conditions set forth therein;

                  WHEREAS, to induce Lender to enter into the Note and make Loans thereunder, Assignor is currently herewith entering into the Note Put Agreement pursuant to which Assignor agrees to purchase the Note from Lender upon the terms and conditions set forth in the Note Put Agreement;

                  WHEREAS, the Fund currently owns approximately 62% of the issued and outstanding common stock of Holdings (on a fully-diluted basis), Holdings owns 100% of the outstanding capital stock of Merisel Americas, and Assignor is a wholly-owned subsidiary of the Fund;

                  WHEREAS, the Fund expects to receive direct and indirect benefits from the agreements, terms and provisions of the Note and, accordingly,
(i) the Fund is concurrently herewith entering into the Equity Subscription Agreement pursuant to which the Fund agrees to contribute equity capital to Assignor in an amount up to $48,000,000 and (ii) General Partner is concurrently herewith entering into the General Partner Undertaking pursuant to which General Partner agrees (a) to call upon unfunded Capital Commitments (such term being used herein as defined in the General Partner Undertaking) at such times and in such amounts as are necessary to permit the Fund to perform its obligations under the Equity Subscription Agreement and (b) to reserve $48,000,000 of unfunded Capital Commitments to permit such calls;

                  WHEREAS, as further inducement to Lender to enter into the Note and to make Loans thereunder, Assignor has agreed to assign to Lender all of its rights to receive payments under the Equity Subscription Agreement in order to effect the performance of Assignor's obligations under the Note Put Agreement, and such assignment is a condition precedent to the effectiveness of the Note;

                  WHEREAS, the execution and delivery of this Agreement is a condition precedent to the effectiveness of the Note; and

                  WHEREAS, in consideration of the premises and in order to induce Lender to make Loans pursuant to the Note, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Equity Sub has agreed to enter into this Agreement with Lender.

                  NOW, THEREFORE, in consideration of the foregoing, Assignor and Assignee agree as follows:

                  Section 1.  Assignment.

                  (a) In order to effect the payment of all obligations of Assignor under the Note Put Agreement and the performance of all obligations of Assignor thereunder, Assignor hereby assigns to Assignee, as an absolute assignment and not merely as security (subject only to the giving of the notice referred to in Section 1(b)), all of Assignor's rights to receive payments (but not Assignor's obligations) arising under the Equity Subscription Agreement.

                  (b) Assignor hereby agrees that, upon giving effect to the assignment described above and upon notice from Assignee to General Partner, Assignee shall be entitled to receive all payments to be made to Assignor under the Equity Subscription Agreement.

                  (c) In the event that Assignor receives any payments which Assignee is entitled to receive hereunder, Assignor shall receive such payments in trust for Assignee, shall hold such payments segregated from all other assets of Assignor, and shall forthwith deliver such payments to Assignee in the form received together with any necessary indorsements. Assignee shall apply the amount of any such payments received by Assignee to the payment of the "Put Purchase Price" under the Note Put Agreement.

                  (d) In the event that Assignee applies the amount of any such payments received by Assignee to the payment of the "Put Purchase Price" under the Note Put Agreement, such application shall, to the extent of such amount so applied, satisfy the obligation of Assignor under the Note Put Agreement to make a payment in a corresponding amount in respect of such "Put Purchase Price".

                  Section 2. Certain Representations, Warranties and Agreements.

                  (a) Assignor represents and warrants that it is the legal and beneficial owner of the interests being assigned hereunder and that such interests are free and clear of any adverse claim.

                  (b) Each party to this Agreement represents and warrants to the other party hereto that it has full power and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the provisions hereof, that this Agreement has been duly authorized, executed and delivered by such party and that this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general principles of equity.

                  Section 3.  Miscellaneous.

                  (a) Each party to this Agreement hereby agrees from time to time, upon request of the other party hereto, to take such additional actions and to execute and deliver such additional documents and instruments as such other party may reasonably request to effect the transactions contemplated by, and to carry out the intent of, this Agreement.

                  (b) Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by the party against whom enforcement of such change, waiver, discharge or termination is sought.

                  (c) In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

                  (d) THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

                  (e) This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto.

                  (f) This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

                  (g) This Agreement shall become effective on the date of the execution and delivery of counterparts hereof by Assignor and Assignee.

                  [Remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.


ASSIGNOR:                                STONINGTON FINANCING INC.


                                         By:
                                             ----------------------------------
                                              Name:
                                              Title:


ASSIGNEE:                                BANKERS TRUST COMPANY


                                         By:
                                             ----------------------------------
                                              Name:
                                              Title:

                          ASSIGNMENT OF EQUITY PROCEEDS


                  This ASSIGNMENT OF EQUITY PROCEEDS (this "Agreement") is dated as of January 26, 1998 and entered into by and among STONINGTON FINANCING INC., a Delaware corporation ("Assignor"), and BANKERS TRUST COMPANY, a New York banking corporation ("Assignee").

                                    RECITALS

                  WHEREAS, Merisel Americas, Inc., a Delaware corporation ("Merisel Americas"), and Lender are concurrently herewith entering into that certain Revolving Credit Agreement and Convertible Promissory Note Due July 2, 1998 (as hereafter amended, supplemented or otherwise modified from time to time, the "Note"; terms defined therein and not otherwise defined herein being used herein as therein defined) pursuant to which Lender has agreed to extend credit to Merisel Americas on the terms and conditions set forth therein;

                  WHEREAS, to induce Lender to enter into the Note and make Loans thereunder, Assignor is currently herewith entering into the Note Put Agreement pursuant to which Assignor agrees to purchase the Note from Lender upon the terms and conditions set forth in the Note Put Agreement;

                  WHEREAS, the Fund currently owns approximately 62% of the issued and outstanding common stock of Holdings (on a fully-diluted basis), Holdings owns 100% of the outstanding capital stock of Merisel Americas, and Assignor is a wholly-owned subsidiary of the Fund;

                  WHEREAS, the Fund expects to receive direct and indirect benefits from the agreements, terms and provisions of the Note and, accordingly,
(i) the Fund is concurrently herewith entering into the Equity Subscription Agreement pursuant to which the Fund agrees to contribute equity capital to Assignor in an amount up to $48,000,000 and (ii) General Partner is concurrently herewith entering into the General Partner Undertaking pursuant to which General Partner agrees (a) to call upon unfunded Capital Commitments (such term being used herein as defined in the General Partner Undertaking) at such times and in such amounts as are necessary to permit the Fund to perform its obligations under the Equity Subscription Agreement and (b) to reserve $48,000,000 of unfunded Capital Commitments to permit such calls;

                  WHEREAS, as further inducement to Lender to enter into the Note and to make Loans thereunder, Assignor has agreed to assign to Lender all of its rights to receive payments under the Equity Subscription Agreement in order to effect the performance of Assignor's obligations under the Note Put Agreement, and such assignment is a condition precedent to the effectiveness of the Note;

                  WHEREAS, the execution and delivery of this Agreement is a condition precedent to the effectiveness of the Note; and

                  WHEREAS, in consideration of the premises and in order to induce Lender to make Loans pursuant to the Note, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Equity Sub has agreed to enter into this Agreement with Lender.

                  NOW, THEREFORE, in consideration of the foregoing, Assignor and Assignee agree as follows:

                  Section 1.  Assignment.

                  (a) In order to effect the payment of all obligations of Assignor under the Note Put Agreement and the performance of all obligations of Assignor thereunder, Assignor hereby assigns to Assignee, as an absolute assignment and not merely as security (subject only to the giving of the notice referred to in Section 1(b)), all of Assignor's rights to receive payments (but not Assignor's obligations) arising under the Equity Subscription Agreement.

                  (b) Assignor hereby agrees that, upon giving effect to the assignment described above and upon notice from Assignee to General Partner, Assignee shall be entitled to receive all payments to be made to Assignor under the Equity Subscription Agreement.

                  (c) In the event that Assignor receives any payments which Assignee is entitled to receive hereunder, Assignor shall receive such payments in trust for Assignee, shall hold such payments segregated from all other assets of Assignor, and shall forthwith deliver such payments to Assignee in the form received together with any necessary indorsements. Assignee shall apply the amount of any such payments received by Assignee to the payment of the "Put Purchase Price" under the Note Put Agreement.

                  (d) In the event that Assignee applies the amount of any such payments received by Assignee to the payment of the "Put Purchase Price" under the Note Put Agreement, such application shall, to the extent of such amount so applied, satisfy the obligation of Assignor under the Note Put Agreement to make a payment in a corresponding amount in respect of such "Put Purchase Price".

                  Section 2. Certain Representations, Warranties and Agreements.

                  (a) Assignor represents and warrants that it is the legal and beneficial owner of the interests being assigned hereunder and that such interests are free and clear of any adverse claim.

                  (b) Each party to this Agreement represents and warrants to the other party hereto that it has full power and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the provisions hereof, that this Agreement has been duly authorized, executed and delivered by such party and that this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general principles of equity.

                  Section 3.  Miscellaneous.

                  (a) Each party to this Agreement hereby agrees from time to time, upon request of the other party hereto, to take such additional actions and to execute and deliver such additional documents and instruments as such other party may reasonably request to effect the transactions contemplated by, and to carry out the intent of, this Agreement.

                  (b) Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by the party against whom enforcement of such change, waiver, discharge or termination is sought.

                  (c) In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

                  (d) THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

                  (e) This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto.

                  (f) This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

                  (g) This Agreement shall become effective on the date of the execution and delivery of counterparts hereof by Assignor and Assignee.

                  [Remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.


ASSIGNOR:                                  STONINGTON FINANCING INC.


                                           By:
                                              ----------------------------------
                                               Name:
                                               Title:


ASSIGNEE:                                  BANKERS TRUST COMPANY


                                           By:
                                              ----------------------------------
                                               Name:
                                               Title:

                           GENERAL PARTNER UNDERTAKING

                            STONINGTON PARTNERS, L.P.
                                767 Fifth Avenue
                            New York, New York 10153



As of January 26, 1998


BANKERS TRUST COMPANY
280 Park Avenue
New York, New York  10016


Re:  Stonington Capital Appreciation 1994 Fund, L.P.
         Undertaking to Capitalize Stonington Financing Inc.

Dear Sirs:

The undersigned, Stonington Partners, L.P. ("General Partner"), a Delaware limited partnership, is the general partner of Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), a limited partnership formed and existing under the laws of the State of Delaware and that certain Amended and Restated Agreement of Limited Partnership dated as of December 15, 1994 Restated to Include Amendments Made on or Prior to March 15, 1995 (the "Fund Partnership Agreement") by and among General Partner, as general partner, Stonington Partners, Inc., a Delaware corporation, as Initial Management Company, and the limited partners executing such agreement (the "Limited Partners").

                             PRELIMINARY STATEMENTS

                  A. Pursuant to Section 3.1(a) of the Fund Partnership Agreement, the Limited Partners are committed to contribute capital to the Fund (such commitments being the "Capital Commitments"). The Capital Commitments are effective during the "Commitment Period" (such term being used herein as defined in the Fund Partnership Agreement), and the Commitment Period extends beyond November 13, 1998 unless earlier terminated pursuant to the Fund Partnership Agreement. General Partner, the general partner of the Fund, is entitled pursuant to Section 3.1(b) of the Fund Partnership Agreement to call upon the Capital Commitments for the purpose of funding the Fund's investments (and commitments to make investments) in "Portfolio Companies" (such term being used herein as defined in the Partnership Agreement) and "Additional Investments" (such term being used herein as defined in the Fund Partnership Agreement) in Portfolio Companies, including convertible debt securities of Portfolio Companies. As of the date hereof, the aggregate amount of the remaining unfunded Capital Commitments exceeds the aggregate amount of the Fund's commitments to make investments by not less than $48,000,000.

                  B. An investment of the Fund authorized and made in accordance with the terms of the Fund Partnership Agreement is its investment in the outstanding capital stock of Merisel, Inc., a Delaware corporation ("Holdings"), which constitutes a Portfolio Company.

                  C. Merisel Americas, a wholly-owned subsidiary of Holdings, is seeking a $46,500,000 revolving credit facility upon the terms and conditions set forth in the Revolving Credit Agreement and Convertible Promissory Note Due July 2, 1998 (as amended, supplemented or otherwise modified from time to time, the "Note"), made by Merisel Americas to the order of Bankers Trust Company ("Lender").

                  D. In order to induce Lender to make the loans to be evidenced by the Note, Stonington Financing Inc. ("Equity Sub") has agreed to enter into that certain Note Put Agreement dated as of January 26, 1998 (as amended, supplemented or otherwise modified from time to time, the "Note Put Agreement") with Lender pursuant to which Equity Sub agrees, under certain circumstances, to purchase all rights of Lender outstanding under the Note and to assume the obligations of Lender thereunder.

                  E. In order to induce Equity Sub to enter into the Note Put Agreement, Merisel Americas has agreed, as provided in the Note, that in the event Equity Sub purchases the Note pursuant to the terms of the Note Put Agreement the indebtedness of Merisel Americas evidenced by the Note will be exchangeable at the option of Equity Sub into common stock of Holdings on the terms and conditions set forth in the Note.

                  F. Equity Sub is a wholly-owned subsidiary of the Fund that was formed for the purpose of entering into the transactions contemplated by the Note Put Agreement.

                  G. The purchase of the Note by Equity Sub pursuant to the Note Put Agreement will constitute an Additional Investment in Holdings and, accordingly, General Partner is entitled pursuant to the Fund Partnership Agreement to call upon the Capital Commitments for the purpose of funding Equity Sub's purchase of the Note pursuant to the Note Purchase Agreement.

                  H. The Fund is entering into an Equity Subscription Agreement dated as of January 26, 1998 (as amended, supplemented or otherwise modified from time to time, the "Equity Subscription Agreement") with Equity Sub pursuant to which the Fund commits to contribute up to $48,000,000 of additional cash equity capital to Equity Sub.

                  I. General Partner is willing to enter into the undertakings provided in this letter, and the delivery of this letter by General Partner to Lender is a condition to the effectiveness of the Note.

                                   UNDERTAKING

                  1. General Partner hereby irrevocably and unconditionally undertakes and agrees that (i) until such time as all amounts outstanding under the Note are repaid in full and the Commitment (such term being used herein as defined in the Note) is terminated, General Partner shall, as the general partner of the Fund, reserve unfunded Capital Commitments in an amount equal to at least $48,000,000 to permit General Partner to call upon such Capital Commitments for the purpose of enabling the Fund to discharge its obligations under the Equity Subscription Agreement; (ii) General Partner shall deliver one or more Capital Demand Notices (such term being used herein as defined in the Fund Partnership Agreement) in order to make calls upon the Capital Commitments at such times and in such amounts, up to an aggregate amount not exceeding $48,000,000, to the extent necessary to permit the Fund discharge its obligations under the Equity Subscription Agreement; and (iii) General Partner shall promptly take all actions necessary under the Fund Partnership Agreement or otherwise to require the Limited Partners to make cash equity contributions at such times and in such amounts to the Fund.

                  2. General Partner, as the general partner of Fund, shall use the proceeds of such cash equity contributions to make equity contributions in Equity Sub in the amount of such contributions as soon as practicable, but in any event no later than two Business Days (such term being used herein as defined in the Note) following the date upon which the Limited Partners are required, under the terms of the Fund Partnership Agreement, to make such contributions.

                  3. General Partner further agrees to deliver to Lender, at its address specified in the Note or such other address as Lender may direct, (a) at such time as delivered to the Limited Partners, (1) copies of all proposals to be considered or acted upon by the Limited Partners pursuant to the provisions of the Fund Partnership Agreement and (2) copies of all Capital Demand Notices delivered to the Limited Partners in accordance with clause (ii) of paragraph 1 hereof and (b) immediately upon any officer of the undersigned obtaining knowledge thereof, written notice of (1) any proposal by investors holding 10% or more of the limited partnership interests in the Fund to replace General Partner as the general partner of Fund or to terminate the Commitment Period under the Partnership Agreement prior to November 13, 1998 and (2) the occurrence of any event that could, with or without the consent of any or all of the Limited Partners, result in the termination of the Commitment Period under the Fund Partnership Agreement prior to November 13, 1998.

                  4. General Partner covenants that it will not take any action that could, with or without the consent of any or all of the Limited Partners, result in the early termination of the Commitment Period.

                  5. All notices or demands by Lender and General Partner to one another relating to this Agreement shall be in writing and either personally served or sent by registered or certified mail, postage prepaid, return receipt requested, or by prepaid telefacsimile, and shall be deemed to be given for purposes of this Agreement on the day that such writing is received by the party to whom it is sent. Unless otherwise specified in a notice sent or delivered in accordance with the provisions of this section, such writing shall be sent to such party, as applicable, at the following address:

         If to General Partner:     Stonington Partners, L.P.
                                    c/o Stonington Partners, Inc.
                                    767 Fifth Avenue
                                    New York, New York 10153
                                    Attn:  Bradley J. Hoecker
                                    Telecopy:  (212) 339-8585

         If to Lender:              Bankers Trust Company
                                    One Bankers Trust Plaza
                                    14th Floor
                                    New York, New York 10006
                                    Attn:  Mary Jo Jolly
                                    Telecopy: (212) 250-1343

         With a copy to:            Bankers Trust Company
                                    300 South Grand Avenue
                                    41st Floor
                                    Los Angeles, California  90071
                                    Attn:  Ms. Vicki Floyd
                                    Telecopy:  (213) 620-8484

                  6. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

                  [Remainder of page intentionally left blank]

In witness whereof, the undersigned, Stonington Partners, L.P., has caused this letter to be executed and delivered by its duly authorized representative as of the date first above written.


                                         STONINGTON PARTNERS, L.P.

                                         By:  STONINGTON PARTNERS, INC. II,
                                                  its General Partner


                                         By:
                                             ----------------------------------
                                               Name:
                                               Title: